AMENDMENT

TO

INVESCO FUNDS

TRUSTEE DEFERRED COMPENSATION AGREEMENT

A. The Agreement made on the                      day of                     , 20     (the “Agreement”), by and between the registered management investment companies contained in the Invesco Funds Complex listed on Appendix A thereto (each, a “Fund” and together, the “Funds”) and                      (the “Trustee”) residing at                         .

WHEREAS, the Funds and the Trustee desire to amend the Agreement to provide for administrative changes thereto.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Amendment, the Funds and the Trustee hereby agree as follows:

1. Section 2.4(b) of the Agreement is hereby deleted in its entirety and the following is substituted in lieu thereof:

“(b) If a Trustee fails to elect a Payment Date, the Trustee shall be deemed to have selected the Trustee’s termination of service as a Trustee (Section 2.4(a)(ii) above).”

2. Section 6.9 of the Agreement is hereby deleted in its entirety and the following is substituted in lieu thereof:

“6.9 Spendthrift Provision. Except to the extent necessary to fulfill a domestic relations order (as defined in Section 4.4(p)(1)(B) of the Code), the Trustee’s and Beneficiaries’ interests in the Deferral Accounts may not be anticipated, sold, encumbered, pledged, mortgaged, charged, transferred, alienated, assigned nor become subject to execution, garnishment or attachment and any attempt to do so by any person shall render the Deferral Accounts immediately forfeitable.”

B. Except as amended herein, the Agreement shall be confirmed in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed this                      day of                     , 2015.

THE FUNDS

By:
Witness	Name:
Title:

Witness	Trustee

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